UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2023

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Other Events

On November 22, 2023, the Board of Directors of Turbo Energy, S.A. (the “Company”) adopted both a clawback policy and an insider trading policy.

Copies of the clawback policy and the insider trading policy are filed as exhibits 99.1 and 99.2 to this Report on Form 6-K.

Issuance of Press Release

On November 7, 2023, the Company issued a press release announcing a strategic alliance with a French multinational retailer Leroy Merlin to include the Company’s residential photovoltaic product, Sunbox, in Leroy Merlin’s range of photovoltaic products available in Spain.

On November 21, 2023, the Company issued a press release announcing the release of the latest episode of The Bell2Bell Podcast as part of its sustained effort to provide specialized content distribution via widespread syndication channels.

The press releases furnished in this report as Exhibits 99.3 and 99.4 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Turbo Energy, S.A. Clawback Policy
Exhibit 99.2	Turbo Energy, S.A. Insider Trading Policy
Exhibit 99.3	Press Release titled “IBN Announces Latest Episode of The Bell2Bell Podcast featuring Mariano Soria, General Manager of Turbo Energy S.A.” dated November 21, 2023
Exhibit 99.4	Press Release titled “Turbo Energy Joins with French Retail Giant, Leroy Merlin, to Market Sunbox Solar Energy System in Spain.” dated November 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023	Turbo Energy, S.A.

	By:	/s/ Enrique Selva Bellvis
Enrique Selva Bellvis
Chief Executive Officer

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